UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
BUSINESS ISSUERS
UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

HARBREW IMPORTS LTD. CORP.
(Name of Small Business Issuer in its charter)

Florida	13-4362274
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

102 Buffalo Avenue, Freeport,
New York 11520
 (Address of principal executive offices)

Issuer's telephone number : 516 377-2636

Copies to:
Richard Friedman, Esq.
Andrea Cataneo, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, New York 10006
Tel: (212) 930-9700
Fax: (212) 930-9725

Securities to be registered under Section 12(b) of the Exchange Act: None

Securities to be registered under Section 12(g) of the Act:

Title of each class	Name of Exchange on which to be so registered each class is to be registered
Common Stock, $.001 par value	N/A

ITEM 1. DESCRIPTION OF BUSINESS

Overview

We are in the business of importing and wholesaling Spirits, Wine and Beer to distributors on a national basis and to retail licensees both on and off premise in New York, through our wholesale license.  We are federally licensed, maintaining licenses to both import and sell to wholesale licensed distributors in 51 markets in the United States. In addition to the Federal Import and Wholesale licenses, we maintain a Federal Customs bonded facility license for the premise located at 102 Buffalo Avenue, Freeport, New York 11520.  Within the licensing category, we also maintain a New State Wholesale license and a New York State warehousing license, permitting us to warehouse “products of others.”   Our management believes that these licenses represent a tremendous value not only in dollars but also in time savings for a company looking for us to market and sell a brand.

Our principal offices are located at 102 Buffalo Avenue Freeport, N.Y. 11520.  The Company’s telephone number is 516-377-2636.

Organizational Background

Harbrew Imports Ltd. Corp (“Harbrew Florida”) was incorporated in Florida on January 4, 2007 under the name Stassi Harbrew Imports Corp. pursuant to the Bankruptcy Court Approved Reorganization Plan for the Stassi Interaxx, Inc. (“Stassi”) Reorganization approved on December 29, 2006.  On May 17, 2007, Harbrew Florida (the surviving corporation) and Harbrew Imports, Ltd. (“Harbrew New York”), a New York corporation incorporated on September 8, 1999, merged.

Our Brands

We market brands nationally and internationally. A brief description of the major brands are as follows:

•	Danny DeVito’s Premium Limoncello

Limoncello is a popular Italian after dinner drink, traditionally served ice cold Danny DeVito’s Premium Limoncello is a lemonliqueur produced in Southern Italy, mainly in the region around the Gulf of Naples and the coast of Amalfi and Islands of Ischia and Capri, but also in Sicily, Sardinia and the Maltese island of Gozo.  Danny DeVito’s Premium Limoncello is produced exclusively using the finest lemons from Sorrento, Italy, which are harvested and immediately processed in a distillery situated on the Sorrento peninsula. In the October 17, 2007 International Review of Spirits competition, this product was awarded a “Gold Medal with 90 points and the phrase “Exceptional”

Management believes that limoncello as a U.S. product has been virtually untapped,. We believed that Danny DeVito’s Premium Limoncello is truly the first “Branded” product in an “Unbranded” category.

 We hold an exclusive, perpetual license with Danny DeVito’s Company, and in accordance with that agreement, net profits are shared between the parties.

•	Molly’s Irish Cream Liqueur

Molly’s was developed out of a desire to create the best tasting cream liqueur at a competitive price.  In the recent International Review of Spirits competition, Molly’s Irish Cream Liqueur won the prestigious “Gold Medal Award” and was rated ‘exceptional quality’ and a ‘Best Buy’ in its category. The Beverage Tasting Institute (BTI) of Chicago, an independent corporation, runs this highly respected international competition.

Molly’s Classic Irish Cream Liqueur is produced by cream liqueur experts using only the finest ingredients. Fresh Irish Dairy cream is blended with aged Irish whisky, smooth Irish spirits, and the finest natural chocolate and crystal clear Irish spring water. (17% alc. Vol.)

•	At an in-store sampling, conducted by the company in New York, 7 out of 10 consumers who tasted Molly’s purchased a bottle
•	Delivers a 2 year best taste shelf life
•	Does not contain any additives or preservatives

•	Yanjing Beer

Our contract with Yanjing Beijing Beer Group, a publicly traded company on the Hong Kong Stock Exchange, is not limited to the Yanjing Beer but includes the entire Yanjing beverage line of water, juices, soft drinks and teas.  We have exclusive rights to the Yanjing green tea and non-alcohol beverages for import and distribution. Beijing Yanjing Beer Group Corporation, is the largest beer manufacturer and one of the one hundred largest drink manufacturers in China Yanjing Beer is also one of three official beers for the 2008 Summer Olympics being held in China.

•	Glen Master Scotch Whisky
Glen Master Scotch Whisky is a unique collection of single malt Scotch whiskies.  Hand picked, rather than randomly chosen, the Glen Master range of whiskies is the result of hours of expert nosing. Of the many samples, only the best are selected. The character of Scotch whisky is influenced by many factors, but prime amongst these is the quality of the cask and the storage conditions in which the whisky has been matured. Bottled at ambient temperature and the original style is enhanced with all the color coming naturally from the wood, as the whisky gently matures over the years. Judging when the whisky has reached its peak of perfection is a rare art that management believes Glen Master Scotch Whisky has achieved with world-renowned recognition.

•	St. Andrews Whiskies,
St Andres Whiskies, both single malt and blended, fits nicely into the family of Harbrew Brands. The spirit of St. Andrews lives in this carefully blended 21-year-old Scotch Whisky Champion Decanter. St. Andrews, master blender, with his many years of experience, has selected the finest malts and grain whiskies to create a marriage between these ingredients.

•	Bench “5” & “15” Scotch Whisky
Bench “5”& “15” Scotch whisky is a well-matured and rounded Scotch whisky with a smooth mellow flavor.  This Scotch is soon to be released with the support of our brand partner, the hall-of fame catcher, Johnny Bench.

EXCLUSIVE CONTRACTS:

We have the exclusive rights to import the above products in the United States and with certain properties we have the rights in other territories.  The territory and years remaining on the term of each of our brands exclusivity are as follows (each contract is renewable):

BRAND	TERRITORY	REMAINING

Danny DeVito’s Premium Limoncello	Worldwide	Unlimited

Molly’s Irish Cream Liqueur	US	3 YEARS

Yanjing Beer	US	44 YEARS

St. Andrews Scotch Whisky	North America	5 YEARS

Bench “5””15” Scotch Whisky	Worldwide	Unlimited

Glen Master Single Malt Scotch	Worldwide	Unlimited

Market Segmentation and Analysis

We are in the process of building our brands into national properties with the ultimate goal of creating value.  To achieve this end, we will be focusing on creating strong penetration in select markets as a means of influencing the country.  The key National markets in the United States are New York, Florida, Texas, California, Illinois and Massachusetts.  The importance of creating brands, both awareness of them as well as the appropriate impression associated with them, is of utmost importance, as these markets tend to be the opinion leaders for the country.

Marketing Strategy

We intend to vigorously market our brands by utilizing a combination of both traditional media and non-traditional Internet-specific methods and campaigns. Initially, all marketing focus will exist in the New York marketplace.  Our marketing campaigns will have four separate marketing objectives:

1.	Creating each brand, its placement and value in the marketplace
2.	Ensuring a steady interest among distributors, wholesalers and both categories of retail outlets
3.	Creating brand awareness and appetite in the minds of the consuming public
4.	Penetrating throughout all key markets within the national US market

Direct Sales Strategy

Within the Spirits distribution industry, the key mode of sales generation is tied to a direct sales force for both the Importer and Distributor business lines.  With the first infusion of cash, we intend to increase our sales staff by adding four new sales people to our New York sales force.  These salespeople will not only sell in the New York metropolitan market, but will assist in the National exposure efforts.

In the next twelve months, we intend to dedicate additional people both to the New York sales force, as well as defined personnel for the National efforts.  This national sales force will target distributors in the key markets as well as large secondary markets including Atlanta, Philadelphia, Dallas and Houston.

Distribution network

              We believe that our distribution network and N.Y Wholesale license are major strengths. Management believes that the rapid introduction of DeVito Limoncello in the major markets with subsequent re-orders during the holiday season reinforces and further bolsters our confidence in our ability to bring new brands to market and quickly establish them as “brands of choice”. Also, we believe the awards given by the Beverage Tasting Institute (BTI) of Chicago for Both DeVito Limoncello and Molly’s Irish Cream confirms our ability to not only develop new products but to recognize the value of brands selected.

U.S. distribution

               Background.  Importers of distilled spirits in the United States must sell their products through a three-tier distribution system. An imported brand is first sold to a U.S. importer, who then sells it to a network of distributors, or wholesalers, covering the United States, in either “open” states or “control states. In the 32 open states, the distributors are generally large, privately held companies. In the 18 control states, the states themselves function as the distributor, and suppliers such as us are regulated by these states.  The distributors and wholesalers in turn sell to the individual liquor retailers, such as Liquor stores, restaurants, bars, supermarkets and other outlets in the states in which they are licensed to sell beverage alcohol. In larger states such as New York, more than one distributor may handle a brand in separate geographical areas. Harbrew Imports Ltd is a licensed wholesaler in the state of New York which gives it a competitive advantage in bringing a product to  this large market in the shortest time possible. In control states, where liquor sales are controlled by the state governments, importers must sell their products directly to the state liquor authorities, which also act as the distributors and either maintain control over the retail outlets or license the retail sales function to private companies, while maintaining strict control over pricing and profit.

Importation. .The Company owns most of its brands, or, by contract, have the exclusive right to act as the U.S. importer of the brands in our portfolio. The Company has both the federal importer and wholesaler license required by the Alcohol and Tobacco Tax and Trade Bureau, a division of the U.S. department of the Treasury, and a wholesale liquor license issued by the State of New York. For those states where the company does not have a wholesale license the Company uses the services of distributors who have the proper licenses to distribute the Companies products.

Wholesalers and distributors.  In the United States, the Company is required by law to use state licensed distributors or, in the control states, state-owned agencies performing this function, to sell our brands to the various retail outlets. As a result, the Company is dependent on them not only for sales but also for product placement and retail store penetration. The Company does not have distribution agreements or minimum sales requirements with any of our U.S. alcohol distributors and they are under no obligation to place our products or market our brands. In addition, all of them also distribute the products and brands of the Company’s competitors. To that end, the fostering and maintaining of relationships with the distributors is a key to introducing and maintaining product placements and growth within each marketplace.

Public Relations

We intend to engage a public relations firm to ensure proper press coverage in the highly influential Spirits industry trade publications.  Also our public relations efforts will target influential retail outlets such as the most popular clubs and restaurants as well as very specific “image makers,” who have great influence on trends

Advertising
We intend to pursue a selective advertising campaign, to promote our brands in the appropriate trade magazines such as Market Watch, Wine Spectator, Wine Enthusiast, Penthouse, US Magazine and People as well as select influential consumer magazines such as New York, Time-Out, InStyle and the city’s high-volume tabloid newspapers. In future years, these print campaigns will be augmented by radio and outdoor buys in key marketplaces. Management believes that these placements represent value-added purchases as they have lower CPMs and can more fully illustrate the value and quality of our products.

Trade Shows

Trade shows are and will remain an integral part of our marketing concept, for the purpose of attracting both distributors and wholesalers.  In particular, marketing investments are budgeted for several industry-specific Expos.  Management believes that by attending these annual events now, it will aid in establishing our brands and our company as an emergent leader for the industry.

Website Marketing Strategy

We intend to expand on our interactive and integrated website - www.harbrew.com – to include a fully interactive demonstration of our brands, highlighting all the specific advantages of our offerings. We are pursuing a method by which a “Virtual Store” can be established to aid the distributors and retail customers in placing orders and helping them to monitor their inventories of our products.

Employees

We currently employ 20 employees and following the funding and expansion of the company we intend to  employ and additional 5 employees. These employees will perform functions from in-house compliance, accounting, sales, marketing, warehousing and deliveries.

Property

Our office is located in New York at 102 Buffalo Avenue Freeport, N.Y. 11520. The facility has 18,000 square feet of bonded space. Our lease is a month to month lease which requires a monthly payment of $14,000.  We are currently negotiating a new lease which includes the option to purchase the building and acquire additional space for expansion in 2008. We anticipate that our lease payment  for the facility will remain the same, with the customary provisions for escalations due to tax increases and normal inflationary increases over the term of the lease.

Bonded Warehouse
We believe that the fact that we maintain our own bonded warehousing facilities gives us added flexibility in managing our inventory. Bonded warehouses carry different classifications.  One classification allows a bonded warehouse proprietor/company to only warehouse the product that is owned by the proprietor/company and not the property of others. The other classification allows a bonded warehouse proprietor/company to both warehouse the product that is owned by the proprietor/company and the property of others. We maintain both levels of this license. Management believes the fact that one's inventory is in its own facility where the primary business is conducted gives the company tremendous flexibility. The Company can move product from an "In Bond" condition to a "Tax Paid" condition under its own time line based up having direct control of the inventory under the company's own roof. Another advantage of a company having it's own bonded warehouse and being in the import and distribution of alcoholic beverages is the company from time to time will run marketing programs that require the product to be  enhanced by adding what is referred to as a "value added component" to it such as adding gift packaging and then marketing the product as a value added gift pack. Without a bonded warehouse license under it's own control a company seeking to offer such value added gift pack would not only have to pay an outside co-packer to perform the manipulation but would have to pay the Federal FET tax way in advance of shipping the product to distributors or the trade.  Another advantage is the major positive impact having a bonded warehouse has on the company's cash flow. The procedure would be that the company will keep the majority or bulk of the inventory it possesses in an "In Bond" condition until such time as it needs the inventory for sale. The company would then instruct it's Custom Broker to pay the duty on a designated amount of inventory and move the inventory from an "In Bond" status to a "Tax Paid condition. This process actually gives the company an additional 10 plus days of cash flow flexibility until the ACH, which is an automatic transfer of the tax from the company's account to the Federal Government. The Federal Excise Tax can significantly impact a company's cash flow in the terms of actual dollars. On a standard 9 liter case of 80 proof Scotch Whiskey which costs the Company approximately $50.00 per case the Federal Excise Tax is approximately $30.00 per case.

License Agreements

On April 26, 2007, we entered into an exclusive License Agreement with Seven Cellos, LLC, pursuant to which we were granted a limited license of certain rights in and to Danny DeVito’s name, likeness and biography for use by us in connection with the Danny DeVito Premium Limoncello. The term of the Agreement continues through perpetuity unless the agreement is terminated. In consideration for the license, we agreed to pay royalties as follows: (a) 5% of net profits to Behr Abrahamson & Kaller, LLP (“BAK”), (b) a payment of 50% of the remaining net profits to Danny DeVito after the payment described above; and (c) a payment of 2% of net profits to Sichenzia Ross Friedman Ference LLP after payment of 50% of net profits to Danny DeVito. In addition, we granted a warrant to purchase 100,000 shares of the Company, for an exercise price equal to the lower of $1.00 per share or 85% of the 30 day average bid and ask price. The Company also granted a warrant to BAK to purchase 20,000 shares of the Company, for an exercise price equal to the lower of $1.00 per share or 85% of the 30 day average bid and ask price. Danny DeVito agreed to use reasonable efforts to be available for a reasonable number of promotional appearances during each consecutive 12 month period, the duration of which shall not exceed 2 days. Pursuant to the agreement Danny DeVito granted the Company a right of first refusal for a period of 5 years to license any other liquor, spirit or alcoholic beverage which Danny may determine to endorse or develop. A condition precedent to the Danny DeVito’s performance under the agreement are subject to the Company applying for a trademark for the brand name “Danny DeVito’s Premium Limoncello” with Danny DeVito being designated as a 50% co-owner of the such trademark,.

Growth Strategy
Our objective is to continue to build a unique portfolio of global premium spirits brands, with primary focus on increasing both total and individual brand case sales. To achieve this, we intend to:
a)
Increase market penetration of existing brands. The utilization of the existing distribution relationships, sales expertise and targeted marketing activities to achieve growth and gain additional market share for the brands with retail stores, bars, restaurants and ultimately with the end consumers in the United States; adding experienced salespeople in selected markets; increase sales to national chain accounts and begin to penetrate the International markets.

b)
Building brand awareness through marketing, advertising and promotional activities. Building brand campaigns that emphasize the “Gold Medal” awards from the BTI using advertising firms, billboards, print advertisements and in-store promotional materials, to increase consumer brand awareness; and

c)
Selectively adding new premium brands to the portfolio. We intend to continue developing new brands and pursuing strategic relationships, joint ventures and to a lesser extent acquisitions to selectively expand the portfolio of brands. We, in particular, will focus on our demonstrated ability to partner with celebrities to create unique brands that reflect each celebrity’s image within their marketplace.

Competition
              We compete on the basis of quality, price, brand recognition and distribution strength. The premium brands compete with other alcoholic beverages for consumer purchases and for shelf space in retail stores, restaurant presence and wholesaler attention. In addition to the six major companies (listed below), we compete with numerous multinational producers and distributors of beverage alcohol products, many of which have greater resources than are currently available to us. According to the Beverage Media”Over the past ten years, the U.S. distilled spirits industry has undergone dramatic consolidation and realignment of brands and brand ownership. The number of major spirits importers in the United States has significantly declined due to mergers and brand ownership changes, and consolidation. While historically there were a substantial number of companies owing one or more major brands, today, there are six major companies: Diageo, Pernod Ricard, Bacardi, Brown-Forman, Future Brands and Constellation Brands”. We   believe that we are in  a better position to partner with small to mid-size brands in that we can make quicker decisions and move to market faster than the larger organizations.

Government regulation

               We hold several Federal beverage alcohol permits and are subject to the jurisdiction of the Federal Alcohol Administration Act (27 CFR Parts 19,26,27,28,29,31,71 and 252), U.S. Customs Laws ( USC Title 19), Internal Revenue Code of 1986 ( Subtitles E and F), and the alcoholic Beverage Control Laws of all fifty states, The Alcohol and Tobacco Tax and Trade Bureau of the United States Treasury Department regulates the spirits industry with respect to production, blending, bottling, sales and advertising and transportation of alcohol products. Also, each state regulates the advertising, promotion, transportation, sales and distribution of alcohol products within it jurisdiction. Lastly, we are required to conduct business in the United States only with holders of licenses to import, warehouse, transport, distribute and sell spirits.

                 Labeling of spirits is also regulated in many markets, varying from health warning labels to importer identification, alcohol strength and other consumer information. Specific warning statements related to risks of drinking beverage products are required to be included on all beverage alcohol products sold in the United States.

                  In the U.S. Control states the state liquor commission’s act in place of distributors and decide which products are to be purchased and offered for sale in their respective states.  Products are selected for purchase and sale through listing procedures which are generally made available to new products only at periodically scheduled listing interviews. Products not selected for listings can only be purchase by consumers through special orders, if at all. The following sates are control states: Alabama, Idaho, Michigan, Mississippi, Montana, New Hampshire, North Carolina, Ohio, Oregon, Pennsylvania, Utah, Vermont, Virginia, Washington and West Virginia. In addition, Montgomery County in Maryland is a controlled county.

                   The distribution of alcohol-based beverages is also subject to extensive taxation at both the federal and state level.

                    The industry is also subject to regulations which limit or preclude certain persons with criminal records from serving as our officers or directors. In addition, certain regulations prohibit parties with consumer outlet ownership from becoming officers, directors or substantial shareholders.

                     We believe we are in material compliance with all applicable federal, state and other regulations. We operate in a highly regulated industry which may be subject to more stringent interpretations of existing regulations. Future costs of compliance with changes in regulations could be significant.

                    We  are primarily an importer of distilled spirits produced outside the United States; adverse effects of regulatory changes are more likely to materially affect earnings and our competitive market position rather than capital expenditures. Capital expenditures in the spirits industry are normally associated with either production facilities or brand acquisition costs .Because we are not a U.S. producer, changes in regulations affecting production facility operations may indirectly affect the costs of the brands we purchase for resale, but we would not anticipate any resulting material adverse impact upon our capital expenditures.

                      Our industry is dominated by global conglomerates with international brands. Therefore, to the extent that new more restrictive marketing and sales regulations are put forth, or excise taxes and customs duties are increased, our earnings could be materially adversely affected. Large international conglomerates have far greater financial resources than we do and would be better able to absorb increased compliance costs.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

On or about December 26, 2007, we were served with process in a breach of contract lawsuit commenced by Schwartz & Co., (“Schwartz”) in the Supreme Court of New York (Docket No. 6003962/07).  Schwartz is seeking damages of $43,000.  The complaint alleges that the plaintiff performed certain public relations on our behalf for which it did not receive certain agreed upon fees. We submitted an answer on January 23, 2008.

The Company has been served in a lawsuit commenced by Connecticut Container Corp in the Supreme Court of the State of New York, County of Nassau (Docket No. 1458/08). The suit alleges that the Company has failed to make agreed payments for certain goods. The Plaintiff is seeking judgment in the amount of $31,693.39.

RISK FACTORS

Anyone considering an investment in our company should consider the following risk factors.

Risks Related To Our Business

We have experienced net losses, and we may not be profitable in the future.

We experienced net losses of $1,251,346 and $2,444,836 for the year ended December 31, 2006 and for the nine months ended September 30, 2007, respectively and we may not generate profits in the future on a consistent basis, or at all. As of September 30, 2007, we had a net working capital deficit of $1,941,382 and a shareholders’ deficit of $3,559,643. If we fail to achieve consistent profitability, that failure could have a negative effect on our financial condition.

Our Operating History Does Not Afford Investors a Sufficient History on Which to Base an Investment Decision.

We are a development stage company.  There can be no assurance that at this time we will operate profitably or that we will have adequate working capital to meet our obligations as they become due.  Management believes that our success will depend in large part on our ability to successfully market our products.

Investors must consider the risks and difficulties frequently encountered by early stage companies, particularly in rapidly evolving markets. Such risks include the following:
•	competition;
•	need for acceptance of products;
•	ability to continue to develop and extend our brand identity;
•	ability to anticipate and adapt to a competitive market;
•	ability to effectively manage rapidly expanding operations;
•	amount and timing of operating costs and capital expenditures relating to expansion of our business, operations, and infrastructure;
•	ability to provide superior customer service; and
•	dependence upon key personnel.

We cannot be certain that our business strategy will be successful or that we will successfully address these risks. In the event that we do not successfully address these risks, our business, prospects, financial condition, and results of operations could be materially and adversely affected.

If We Are Unable to Obtain Additional Funding, Our Business Operations Will be Harmed and If We Do Obtain Additional Financing, Our Then Existing Shareholders May Suffer Substantial Dilution.

There is no assurance that we will not incur debt in the future, that we will have sufficient funds to repay any indebtedness or that we will not default on our debt obligations, jeopardizing our business viability.  Furthermore, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to conduct our business. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain additional financing, we will likely be required to curtail our marketing and development plans and possibly cease our operations. Any additional equity financing may involve substantial dilution to our then existing shareholders.

We expend significant time and may need to incur significant expense in attracting and maintaining key distributors.

Our marketing and sales strategy will rely on the performance of our independent distributors and our ability to attract additional distributors. We have entered into written agreements with certain of our distributors for varying terms and duration; however, most of our distribution relationships are informal (based solely on purchase orders) and are terminable by either party at will.. In addition, despite the terms of the written agreements with certain of our significant distributors, we have no assurance as to the level of performance under those agreements, or that those agreements will not be terminated. There is also no assurance that we will be able to maintain our current distribution relationships or establish and maintain successful relationships with distributors in new geographic distribution areas. Moreover, there is the additional possibility that we will have to incur significant expenses to attract and maintain key distributors in one or more of our geographic distribution areas in order to profitably exploit our geographic markets. We may not have sufficient working capital to allow us to do so.

The nature of our business requires us to develop and maintain relationships with other firms.

We depend on relationships with third parties for product development, research facilities, distilling facilities, bottling, distribution and low-cost marketing. Because of these relationships, we do not expect to invest heavily in fixed assets or factories. We will need to maintain and develop relationships with additional manufacturers as we add products to our product mix. Our success depends on the ability of our producers to deliver high quality products to us with favorable pricing terms. There can be no assurance, however, that we will be able to develop and maintain relationships which provide us the services and facilities we require. If we fail to develop and maintain such relationships, we may be forced to curtail our operations, which could have a material adverse effect on the results of our operations.

We rely heavily on our independent distributors, and this could affect our ability to efficiently and profitably distribute and market our products, and maintain our existing markets and expand our business into other geographic markets.

Our ability to establish a market for our brands and products in new geographic distribution areas, as well as maintain and expand our existing markets, is dependent on our ability to establish and maintain successful relationships with reliable independent distributors strategically positioned to serve those areas. Many of our larger distributors sell and distribute competing products, including non-alcoholic and alcoholic beverages, and our products may represent a small portion of their business. To the extent that our distributors are not focused on selling our products or do not expend sufficient efforts in managing and selling our products, our sales will be adversely affected. Our ability to maintain our distribution network and attract additional distributors will depend on a number of factors, many of which are outside our control, including, but not limited to, (i) the level of demand for our brands and products in a particular distribution area; (ii) our ability to price our products at levels competitive with those offered by competing products; and (iii) our ability to deliver products in the quantity and at the time ordered by distributors.

Our inability to achieve any of these factors in a geographic distribution area will have a material adverse effect on our relationships with our distributors in that particular geographic area, thus limiting our ability to maintain and expand our market, which will likely adversely effect our revenues and financial results.

If we do not maintain the continued service of our executive officers, our business operations may be affected.

  Our success is substantially dependent on the performance of our executive officers and key employees.  Given our early stage of development, we are dependent on our ability to retain and motivate high quality personnel.  Although we believe we will be able to engage qualified personnel for such purposes, an inability to do so could materially adversely affect our ability to market, sell, and enhance our products.  The loss of one or more of our key employees or our inability to hire and retain other qualified employees, including but not limited to development staff, new media staff, mobile staff and corporate office support staff, could have a material adverse effect on our business.

We may incur liabilities that we might be unable to repay in the future

We may have liabilities to affiliated or unaffiliated lenders.  These liabilities would represent fixed costs which would be required to be paid regardless of the level of our business or profitability.  There is no assurance that we will be able to pay all of our liabilities.  Furthermore, we are always subject to the risk of litigation from customers, suppliers, employees, and others because of the nature of its business, including but not limited to consumer lawsuits.  Litigation can cause us to incur substantial expenses and, if cases are lost, judgments, and awards can add to our costs.

We may need to raise additional capital, which may not be available on acceptable terms or at all.

We may be required to raise additional funds, particularly if we are unable to generate positive cash flow as a result of our operations.   There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all.  The inability to obtain additional capital may reduce our ability to continue to conduct business operations.  If we are unable to obtain additional financing, we will likely be required to curtail our marketing plans.  Any additional equity financing may involve substantial dilution to our then existing shareholders.

If We Are Unable to Obtain Additional Funding, Our Business Operations Will be Harmed and If We Do Obtain Additional Financing, Our Then Existing Shareholders May Suffer Substantial Dilution.

We will require additional funds to support working capital requirements, advertise and promote existing brands and acquire and build new brands, while reducing current level of debt.  We anticipate that we will require up to approximately $7,500,000 to fund our continued operations for the next twelve months, depending on revenues from operations.  Additional capital will be required to effectively support the operations and to otherwise implement our overall business strategy.  There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain additional financing, we will likely be required to curtail our marketing and development plans and possibly cease our operations. Any additional equity financing may involve substantial dilution to our then existing shareholders.

We face strong competition that could prevent us from adding new customers or expanding our existing customer relationships.

The market for liquor and spirits is intensely competitive, subject to rapid change and significantly affected by new product introductions, pricing strategies and other market activities of industry participants Historically there were a substantial number of companies owning one or more brands, today, there are six major companies: Diageo, Pernod Ricard,BacardiBrown-Foreman, Future Brands and Constellation Brands.

We may not be able to protect adequately the trade secrets and confidential information that we disclose to our employees.

We rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position.  Competitors, through their independent discovery (or improper means, such as unauthorized disclosure or industrial espionage), may come to know our proprietary information. We generally require employees and consultants to execute confidentiality and assignment-of-inventions agreements. These agreements typically provide that all materials and confidential information developed by or made known to the employee or consultant during his, her or its relationship with us are to be kept confidential and that all inventions arising out of the employee’s or consultant’s relationship with us are our exclusive property.  Our employees and consultants may breach these agreements and in some instances we may not have an adequate remedy.  Additionally, in some instances, we may have failed to require that employees and consultants execute confidentiality and assignment-of-inventions agreements.

We may be affected by government regulations in the United States, which may delay or hinder its ability to provide services and products.

We operate in a highly regulated industry which may be subject to more stringent interpretations of existing regulations.                 We are primarily an importer of distilled spirits produced outside the United States. We believe that adverse effects of regulatory changes are more likely to materially affect earnings and our competitive market position rather than capital expenditures. Capital expenditures in the spirits industry are normally associated with either production facilities or brand acquisition costs .Because we are not a U.S. producer, changes in regulations affecting production facility operations may indirectly affect the costs of the brands we purchase for resale, but we would not anticipate any resulting material adverse impact upon our capital expenditures.

Our industry is dominated by global conglomerates with international brands. Therefore, to the extent that new more restrictive marketing and sales regulations are put forth, or excise taxes and customs duties are increased, our earnings could be materially adversely affected. Large international conglomerates have far greater financial resources than we do and would be better able to absorb increased compliance costs.

We believe we are in material compliance with all applicable federal, state and other regulations. However, future costs of compliance with changes in regulations could be significant.

Our management has limited experience in managing and operating a public company. Any failure to comply or adequately comply with federal securities laws, rules or regulations could subject us to fines or regulatory actions, which may materially adversely affect our business, results of operations and financial condition.

Our current management has no experience managing and operating a public company and relies in many instances on the professional experience and advice of third parties including its consultants, attorneys and accountants. Failure to comply or adequately comply with any laws, rules, or regulations applicable to our business may result in fines or regulatory actions, which may materially adversely affect our business, results of operation, or financial condition.

If an event of default occurs under the Discount Factoring Agreement with Capstone Business Credit, LLC, Capstone could take possession of all the Company’s assets.

In connection with the Discount Factoring Agreement with Capstone Business Credit, LLC entered into in January 2007, the Company granted a security interest in all of its assets to Capstone Business Credit, LLC (“Capstone”) as security for the financing facility.  If an event of default occurs under the agreement, Capstone shall have the right to take possession of the collateral. Any attempt by Capstone to foreclose on the Company’s assets could likewise cause the Company to curtail its current operations.

Risks related to our Common Stock

Ownership interest in our common stock is concentrated in a small group and may conflict with our other future stockholders who may be unable to influence management and exercise control over our business.

Our officers and directors, in the aggregate, beneficially own approximately 75.62% of our outstanding common stock.  Our President owns 6,228,972 shares or 36.72% of our outstanding common stock. As a result, our principal stockholders, officers and directors, acting together, have the ability to control substantially all matters submitted to our stockholders for approval, including:

•	election of our board of directors;
•	removal of any of our directors;
•	amendment of our certificate of incorporation or bylaws; and
•	adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

As a result of their ownership and positions, our principal stockholders, directors and executive officers collectively are able to influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, sales of significant amounts of shares held by our principal stockholders, directors and executive officers, or the prospect of these sales, could adversely affect the market price of our common stock. Their stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price

There is no current trading market for our securities.

No current trading market exists for our securities and no market will develop until our shares will be dispersed more widely. Any purchasers of shares from us directly and transferees of the shares held by our current stockholders may find it difficult to dispose of their shares.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Forward-Looking Statements

The information in this report contains forward-looking statements. All statements other than statements of historical fact made in report are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Our actual results may differ significantly from management’s expectations.

The following discussion and analysis should be read in conjunction with our financial statements, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.

Background

Harbrew Imports Ltd. Corp. (“Harbrew Florida”) was incorporated in Florida on January 4, 2007 under the name Stassi Harbrew Imports Corp. pursuant to the Bankruptcy Court Approved Reorganization Plan for the Stassi Interaxx, Inc. (“Stassi”) Reorganization approved on December 29, 2006.  On May 17, 2007, Harbrew Florida (the surviving corporation) and Harbrew Imports, Ltd. (“Harbrew New York”), a New York corporation incorporated on September 8, 1999, merged.  Pursuant to the Amended and Restated Reorganization & Merger Agreement dated April 10, 2007, 288 creditors and shareholders of Stassi were issued 1,382,839 shares of Harbrew Florida’s common stock and the two shareholders of Harbrew New York were issued 12,457,944 shares of Harbrew Florida’s common stock.

Prior to the merger on May 17, 2007, Harbrew Florida had no assets, liabilities, or business operations.  Accordingly, the merger has been treated for accounting purposes as a recapitalization by the accounting acquirer Harbrew New York and the financial statements reflect the assets, liabilities, and operations of Harbrew New York from its inception on September 8, 1999 to May 17, 2007 and Harbrew Florida thereafter.  Harbrew New York (to May 17, 2007) and Harbrew Florida thereafter are hereafter referred to as the “Company”.

Plan of Operations

       Overview

            We develop and market premium brands in several growing market categories. Our current growth strategy focuses on:

1)
Aggressive brand development to foster case sales and revenue growth of our existing portfolio via significant investment in sales and marketing activities, including advertising, promotion and direct sales personnel expense; and

2)	The selective addition of focused premium brands through a combination of initiatives, including acquisitions, joint ventures and long-term exclusive distribution arrangements.

          We generate revenue through the sale of premium spirits to a network of wholesale distributors or, in the control states, state owned agencies, which in turn, distribute the brands to retail outlets. In New York, we utilize our wholesale license to distribute to bars, restaurants, retail and chain stores. Few believe that the factors that affect the level of sales include the number of cases sold, revenue per case, relative contribution by brand and geographic mix. Changes in any of these factors may have a material impact on overall sales. We introduced DeVito Limoncello at the beginning of the fourth Quarter.  The sales in the fourth quarter will account for 55% of total sales and require substantial investment dollars during 2008in brand development to bring the product to market. Additionally, Limoncello product launchesd outside the United States are planned and will require substantial dollars of investment to align with the best distribution network in each of the countries targeted for 2008.

           The gross profit of the Company is determined by the prices at which we are able to sell the products, the ability to control the cost of sales, the relative mix of case sales by brand and geography and the impact of foreign currency fluctuations. Limoncello is produced in Italy and is sold as a Euro based currency. We do not engage in currency speculation and rely on our suppliers to maintain a budgeted Dollar Euro relationship during the coming year.

            Selling and General Administrative expenses are combined for presentation purposes and will be broken out in future financial presentations. Selling expenses principally include advertising and marketing expenditures and compensation paid to the marketing and sales personnel. In comparison to other companies in the spirits industry, our percentage of this category in relation to our sales level is higher than most due to brand development, level of marketing spend and the utilization of our sales force in New York to establish the brands locally. We believe that the strategy of building an infrastructure capable of supporting long term growth is correct at this time. We expect the level of selling expense to continue to increase in the coming years, while this category as a percentage of sales decreases as the volume increases. General and administrative expenses include all corporate and administrative functions that support operations. These expenses consist primarily of administrative payroll, occupancy and related expenses and professional services. This category of expense will increase as additional support personnel is hired in the coming years. As a percentage of sales, the category should decrease as the sales level increases. We will seek to increase liquidity, manage working and overall capital resources during this period of anticipated rapid growth, although there is no assurance that we will be able to do so. We believe continued investment in advertising, marketing, and logistics will create customer awareness in our brand portfolio which in turn should generate increased sales, but, there is no certainty of this event occurring given the competitive landscape.

            Brand building can be very lucrative, recent sales of brands include 80% ownership of Cabo Wabo Tequilla for $80 million, FSB Magazine, and at the top of the list Gray Goose Vodka for $2.2 Billion (FSB Magazine  11/1/2004.. Lastly, Absolut vodka maker Vin & Sprit will be sold next year via auction, the Swedish government said the auction could fetch 2.93bn [pounds sterling] to 3.42bn [pounds sterling].(WORLD NEWS). There is no assurance that we can and will create a brand of that magnitude in the coming year, but, all indications for the DeVito Limoncello seem to point in right direction.

 Nine months ended September 30 2007 compared with the same period in 2006

            Net Sales.  Net sales decreased slightly from the same period last year reflecting the changing product mix, most notably the addition of the Company’s addition of a wine portfolio for the wholesale New York market. Product introductions into this competitive landscape requires more aggressive introductory pricing to establish the “in market” sales. The introduction of DeVito Limoncello commenced the start of an aggressive marketing campaign which yielded $500,000 of sales in the fourth quarter, compared to $100,000 in the September 2007 reporting period.

            Gross Profit. The decline in gross profit follows the sales scenario and shows the impact of new launch pricing to gain market share in a very competitive environment.

             Selling, general and administrative expenses. This category increased 110%, with the majority of the increase consisting of: salaries $400,000 (hiring of a sales force for the wholesale operation in New York), Advertising, marketing and promotion $200,000(the launching of DeVito Limoncello, while supporting the existing brands) Warehouse, delivery, and rent $190,000(to support the wholesale operation in New York) Professional fees $130,000 (consisting of underwriting, public relations, legal and accounting), the balance of the increase consists of the inflationary costs of doing business, and the cost to support a direct selling effort in New York

             Other expense: This category consists of two components: interest and fees associated with purchase order and accounts receivable financing and the cost of the merger with the Florida corporation.

              Net income (loss): The loss for the nine months of $2.4 million is $1.6 million higher than the previous period for the reasons mentioned  previously.

	Financial Results
	Nine Months		Years Ended
	2007	2006	2006	2005

Sales	$713,078	$793,089	$1,250,527	$1,342,633

Gross Profit	$180,421	$237,794	$481,016	$474,125

Selling, general and
administrative Expenses	$2,160,688	$1,017,648	$1,731,646	$1,403,021

Income(loss) from operations	$(1,980,267)	$(779,854)	$(1,250,630)	$(928,896)

Other Income	$0	$0	$6,286	$2,015,093

Other Expense	$(464,569)	$0	$(7,002)	$(12,272)

Income(loss) before Income Taxes	$(2,444,836)	$(779,854)	$(1,251,346)	$1,073,925

Income Taxes	$0	$0	$0	$0

Net Income(Loss)	$(2,444,836)	$(779,854)	$(1,251,346)	$1,073,925

Net Income(loss)per share
basic and diluted	$(0.18)	$(0.06)	$(0.10)	$0.09

Weighted average number of shares
outstanding-basic and diluted	13,789,952	12,457,944	12,457,944	12,457,944

Fiscal year December 2006 compared with December 2005

          Net Sales: Sales for the full year 2006 were $1.2 million compared to $1.3 million in 2005. During the year 2005 the Company was the distributor for the brand Sizzurp. The sales of Sizzurp amounted to $382,000. The distribution agreement was terminated and the Company received a settlement of approximately $2.0 million (which is included in other income, below). Adjusting the sales for the lost business, the base business was roughly $900,000 and the increase, base to base, for 2006 was approximately $300,000 or 33%. Sales of Molly’s Irish Cream and Yanjing Beer accounted for $587,000 as both brands showed the results of advertising, marketing and promotional expenditures.

          Gross Profit. As discussed above, the brand Sizzurp accounted for approximately $200,000 of gross profit in 2005. Adjusting the total of $474,125 in gross profit for the year 2005 to a base level comparison of $274,125 would then, in comparison, to the full year 2006, show an increase of $210,000 or double the preceding year.

           Selling, general and administrative expenses: This category increased $300,000 or 20% above the same period last year as a result of increased spending in Advertising, marketing, promotional expenditures and professional fees. The costs to support brand building will continue to increase in absolute dollars while reducing as a percentage of sales.

          Other income.  As discussed above, the settlement agreement, in 2005, for the termination of Sizzurp amounted to $2,015,093.

          Net Income (loss). The net loss for the year 2006 of $1.2 million reflects the continued reinvestment in the building of brand awareness and acceptance. The 2005 income figure includes the one-time settlement of the distribution termination, without which, the company would have incurred a loss of approximately $1.0. As adjusted the loss for the full year 2006 would then be 20% or $200,000 higher, reflecting the investments in the brand portfolio.

Liquidity and Capital Resources
Our primary uses of cash have been for selling and marketing expenses, employee compensation, new product development and working capital. The main sources of cash have been from the financing of purchase orders and the factoring of accounts receivable. In addition, we issued convertible notes and promissory notes to bridge the gap between our primary lender and our working capital requirements. Our balance of cash and cash equivalents for the periods September 30, 2007, December 31,2006, and December 31, 2005 were: $20,316,$26,045, and $17,789 respectively. All funds received have been expended in the furtherance of growing the business and establishing the brand portfolios. The following trends are reasonably likely to result in a material decrease in our liquidity over the near to long term:

1)	An increase in working capital requirements to finance higher level of inventories and accounts receivable;
2)	Addition of administrative and sales personnel as the business grows;
3)	Increases in advertising, public relations and sales promotions for existing and new brands and the company expands within existing markets or enters new markets;
4)	Development of new brands to complement our celebrity portfolio; and
5)	The cost of being a public company and the continued increase in costs due to governmental compliance activities.

Cash Flows
            The following table summarizes the company’s primary sources and uses of cash during the periods presented

	Cash flows
	Nine Months		Years Ended
	2007	2006	2006	2005
Net cash provided by(used in):

Operating activities	$(2,746,728)	$(706,719)	$(1,065,404)	$(165,457)

Investing activities	$(3,009)	$0	$(2,000)	$0

Financing activities	$2,744,008	$726,888	$1,075,660	$143,143

Net increase(decrease) in	$(5,729)	$20,169	$8,256	$(22,314)
cash and cash equivalents

          Operating activities
              A substantial portion of our available cash has been used to fund operating activities. In general, these cash funding requirements are based on operating losses, driven principally by our sizeable investment in selling and marketing. The business has incurred significant losses since inception.

               For the period ended September 30, 2007, net cash used in operating activities was $2,7 million, consisting primarily of losses from operations of $2.4 million, increases in inventories of $.3 million, and increases in prepaid and other current assets of .45 million. The uses of cash were offset, in part, by an increase in accounts payable and accrued expenses of $.3 million, as well as stock based compensation of $.2 million.

               For the period ended September 30, 2006, net cash used in operating activities was $.7 million, consisting primarily of losses from operations of $.8 million, and increases in inventories of $.2 million. The uses of cash were offset, in part, by decreases in prepaid expenses of $.1 million and an increase in accounts payable and accrued liabilities of $.1 million.

                For the period ended December 31, 2006, net cash used in operating activities was $1.1 million, consisting primarily of losses from operations of $1.2 million and increases in inventories of $.3 million. The uses of cash were offset in part by increases in accounts payable of $.24 million and increases in accrued liabilities of $.15 million, and to a lesser extent decreases in accounts receivable and non cash charges.

              For the period ended December 31, 2005, net cash used in operating activities was $.2 million, consisting primarily of gains from operations of $1.1 million, decreases in inventories and accounts receivable of $.9 million and $.5 million respectively. The uses of cash consisting of the settlement of the termination of the distribution agreement of $2.1 million and the reduction in accounts payable of $.4 million totally offset the sources of cash and resulted in a net use of cash of the $.2 million.

            Investing activities
                Small investment in office equipment during the period ended September 30 2007 and the year ended December 31 2006 account for the activity.

             Financing activities
                For the period ended September 2007, in order to fund our operating activities, our net cash from financing activities amounted to $2.7 million. The funds primarily came from Capstone LLC, our purchase order lender, in the amount of $2.4 million. Additionally, convertible notes were issued in the amount of $.3 million and an individual lender loaned the company $.005.

              For the period ended September 2006 funds provided from financing activities amounted to $726,000 primarily from one investor offset by a small repayment.

              For the period December 31, 2006 funds provided from financing activities amounted to $1.1 million. These funds were provided by one investor for $.7 million, the issuance of convertible promissory notes in the amount of $.2 million and to a lesser extent the beginning of the purchase order financing in the amount of $.2 million.

We anticipate that we will need to make significant expenditures during the next 12 months, contingent upon raising capital.  These anticipated expenditures are for advertising, marketing, promotional items, overhead and working capital purposes. We have sufficient funds to conduct our operations for approximately 7_months, but not for 12 months or more.  There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. We anticipate that we will require up to approximately $7,500,000 to fund our plan of operations for the next twelve months, depending on revenues, if any, from operations.

By adjusting our operations and development to the level of capitalization, we believe we have sufficient capital resources to meet projected cash flow deficits.  However, if during that period or thereafter, we are not successful in generating sufficient liquidity from operations or in raising sufficient capital resources, on terms acceptable to us, this could have a material adverse effect on our business, results of operations liquidity and financial condition.

We will still need additional investments in order to continue operations to cash flow break even. Additional investments are being sought, but we cannot guarantee that we will be able to obtain such investments.  Financing transactions may include the issuance of equity or debt securities, obtaining credit facilities, or other financing mechanisms. However, the lack of a trading price of our common stock and a downturn in the U.S. stock and debt markets could make it more difficult to obtain financing through the issuance of equity or debt securities. Even if we are able to raise the funds required, it is possible that we could incur unexpected costs and expenses, fail to collect significant amounts owed to us, or experience unexpected cash requirements that would force us to seek alternative financing. Further, if we issue additional equity or debt securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If additional financing is not available or is not available on acceptable terms, we will have to curtail our operations.

To date, we have generated minimal revenues ($713,078 as of September 30, 2007) and have incurred operating losses in every quarter. For the nine months ended September 30, 2007 we had losses of $2,444,836. Our independent registered public accounting firm has stated in its report dated October 5, 2007, that our present financial situation raises substantial doubt about our ability to continue as a going concern.

We have received gross proceeds of $868,750 from the sale of units of securities at a price of $25,000 per unit.  Each Unit consists of (a) a 7% convertible promissory note in the principal amount of $25,000 which is convertible into shares of the Company’s common stock at a price of $0.50 per share and is due five years from the date of issuance; (b) a five-year warrant to purchase 50,000 shares of common stock exercisable at a price of $1.00 per share (the “Class A Warrant”); and (c)  a five-year warrant to purchase 50,000 shares of common stock exercisable at a price of  $1.50 per share (the “Class B Warrant”).  Interest on the convertible promissory notes is payable semiannually at the rate of 7% by issuance of additional notes.  In the event that the Company’s common stock is not trading on the OTC Bulletin Board, American Stock Exchange or the NASDAQ Stock Market one year from the date of issuance of the notes, the rate of interest increases to 14% retroactive to the date of issuance.  Basic Investors, Inc. (“Basic”), the placement agent of the offering, is entitled to a placement agent fee of 10% of the gross proceeds and a 3% non-accountable expense allowance.  Basic is also entitled to receive one Unit for each ten Units sold in the offering.

Our primary source of funding has been from Capstone pursuant to the following agreements.

Capstone Capital Group I, LLC

Purchase Order Financing Agreement. We are a party to a Purchase Order Financing Agreement with Capstone Capital Group I, LLC (“CCGI”) (the “POF Agreement”) dated January 22, 2007. Pursuant to the terms of the POF Agreement, as amended, CCGI agreed to cause the issuance of Letters of Credit and make cash advances to us to enable us to acquire certain goods for resale for which we have obtained purchase orders. The advance limit under the POF Agreement is $13,000,000 for the first year and $17,000,000. The term of the POF Agreement is two years. Pursuant to the terms of the POF Agreement, an event of default shall be deemed to occur upon the happening of any of the following: (A) we default in our obligations under the POF Agreement; (B) an adverse change occurs with respect to our financial condition or operations which results in a material impairment of the prospect of repayment of our obligations under the POF Agreement; (C) we are in default with respect to any agreement between the parties; (D) a change of control, which shall be deemed to occur upon any change in the composition of our stockholders which would result in any stockholder or group acquiring 10% or more of any class of the capital stock of our Company; (E) any guarantor defaults in the performance of its obligations, or shall notify CCGI of its intention to revoke, terminate or rescind the guaranty with respect to future transactions or the guaranty shall cease to be in full force and effect for any reason. Upon the occurrence of an event of default, all obligations will accrue interest at the rate of 24% and will become immediately due and payable and we will be required to immediately provide CCGI with cash collateral of any undrawn face amount of any Letter of Credit. The Company granted a security interest to CCGI to certain collateral. In addition, our obligations under the POF Agreement are guaranteed by Richard DeCicco, our Chief Executive Officer.

Discount Factoring Agreement.We are a party to a Discount Factoring Agreement with Capstone Business Credit, LLC as factor dated as of January 22, 2007 (the “Factoring Agreement”).  Pursuant to the Factoring Agreement we agreed to sell our accounts receivable to Factor and appointed the Factor as our sole factor with respect to all sales, merchandise or rendition of services to our customers. In connection with the Factoring Agreement, we granted to the Factor a security interest in all of our assets. The Factoring agreement can be terminated at any time by either party upon at least 30 days prior written notice or without notice upon the occurrence of an event of default, as defined in the Factoring Agreement. An event of default is defined to include: (i) any default in the payment of any obligations due to the Factor, (ii)   our failure to observe any covenant or agreement, (iii) we or any guarantor of our obligations shall file for bankruptcy;  (iv) the occurrence of any event pursuant to which the Factor determines, has or reasonably may be expected to have a material adverse effect upon our business, operations, properties, the validity or enforceability of the Factoring Agreement or any other agreement with the Factor, any security for our obligations under the Factoring Agreement or the ability of the Factor to enforce and collect under the Factoring Agreement; (v) we are no longer solvent or fail, close, suspend or go out of business; or (vi) there is a change in our principals stockholders or owners.

The Factoring Agreement also prohibits us from permitting a change of control transaction without the prior written consent of the Factor. A change of control is defined as “any change in the composition of our stockholders as of the Effective Date which would result in any stockholder or group acquiring 10% or more of any class of our capital stock of the Company or that any Person or entity (or group or Persons or entities acting in concert) shall otherwise acquire, directly or indirectly, the power to elect a majority of our Board of Directors or otherwise direct our management or affairs by obtaining proxies, entering into voting agreements or trusts, acquiring securities or otherwise.” The failure to observe this covenant will constitute an event of default. Upon the occurrence of an event of default the Factoring Agreement is terminated without notice, and all obligations of the Company to Factor shall become immediately due and payable without further notice or demand irrespective of any maturity dates. In addition, if the Factoring Agreement is terminated prior to two years, the Factor shall be entitled to the unpaid portion of the minimum factoring commissions of $420,000 in the first year and $540,000 in the second year, which would have been payable by the Company.

To date, our obligations to CCGI and the Factor aggregate approximately $2,991,659.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

Critical Accounting Policies

Income Taxes

We account for our income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in the period that the tax change occurs. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realized. We have established a valuation allowance related to the benefits of net operating losses for which utilization in future periods is uncertain. We believe it is more likely than not that we will not realize the benefits of these deductible differences in the near future and, therefore, a valuation allowance has been recorded to offset such future tax benefits.

Revenue Recognition

               We recognize revenue from product sales when the product is shipped to a customer (generally upon shipment to a distributor or to a control state entity), title and risk of loss has passed to the customer I accordance with the terms of sale ( FOB) destination) and collection is reasonably assured. We do not offer a right of return but will accept returns if the customer was shipped the wrong product or quantity.

Accounts Receivable

               We record trade accounts receivable at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts to reflect any loss anticipated on the trade accounts.

Inventory

              Our inventory, which consists of distilled spirits, packaging and finished goods, is valued at the lower of cost or market. We assess the valuation of the inventories and reduce the carrying value of those inventories that are obsolete or in excess of forecasted usage to their estimated realizable value. Reductions in carrying value are recorded in cost of goods sold.

Stock-Based Compensation

Effective January 1, 2006, we adopted SFAS No. 123(R), "Share Based Payment," using the modified prospective transition method. There was no effect to the accompanying financial statements pursuant to the adoption of SFAS No. 123R. SFAS No. 123R is a revision of SFAS No. 123, and supersedes APB Opinion No. 25, and its related implementation guidance. SFAS No. 123(R) addresses all forms of share-based payment awards including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. Under SFAS No. 123(R), stock-based awards result in a cost that will be measured at fair value on the award's grant date, based on the estimated number of awards that are expected to vest that will result in a charge to operations.

Prior to our adoption of SFAS No. 123(R), SFAS No. 123 required that we provide pro-forma information regarding net earnings and net earnings per share as if our stock-based awards had been determined in accordance with the fair value method prescribed therein. We previously adopted the disclosure portion of SFAS No. 148 "Accounting for Stock-based Compensation - Transition and Disclosure," requiring quarterly SFAS No. 123 pro-forma disclosures. The pro-forma charge for compensation cost related to stock-based awards granted was recognized over the service period. For stock options, the service period represents the period of time between the date of grant and the date each option becomes exercisable without consideration of acceleration provisions (e.g., retirement, change of control, etc.).

There were no stock options granted to employees during the year ended 2005 or 2006.

The cost of stock-based compensation awards issued to non-employees for services are recorded at either the fair value of the services rendered or the fair value of the stock-based award, whichever is more readily determinable, using the measurement date guidelines enumerated in Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, "Fair Value Measurements" (“SFAS 157”). This statement defines fair value, establishes a fair value hierarchy to be used in generally accepted accounting principles and expands disclosures about fair value measurements. Although this statement does not require any new fair value measurements, the application could change current practice. The statement is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of this statement and do not expect the adoption of this pronouncement to have a material impact on our financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Liabilities" ("SFAS No. 159"). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value, and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new guidance is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the potential impact of this statement and do not expect the adoption of this pronouncement to have a material impact on our financial position or results of operations.

ITEM 3. DESCRIPTION OF PROPERTY.

We maintain our principal office at 102 Buffalo Avenue, Freeport, New York 11520. Our telephone number at that office is (516) 377-2636. Our current office space consists of approximately 18,000 square feet.  The lease is currently month to month, at a cost of $14,350 per month, with a new lease being negotiated. The new lease will include an option to purchase the existing building as well as provide for increasing the current office space to accommodate the increase in headcount.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information regarding beneficial ownership of our equity stock as of February 5, 2008:

•	by each person who is known by us to beneficially own more than 5% of our equity stock;
•	by each of our officers and directors; and
•	by all of our officers and directors as a group.

NAME AND ADDRESS OF BENEFICIAL OWNER	TITLE OF CLASS	NUMBER OF SHARES OWNED (1)	PERCENTAGE OF CLASS (2)

Richard DeCicco 102 Buffalo Avenue, Freeport, New York 11520	Common Stock	6,228,972	36.72%

Dr. Donald Chadwell 102 Buffalo Avenue, Freeport, New York 11520	Common Stock	6,228,972	36.72%

Mark Wood Florida	Common Stock	176,939	1.04%

Daniel Martinez Florida	Common Stock	193,276	1.14%

* Less than 1%.

(1) Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of February 5, 2008 are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person.

(2) For purposes of calculating the percentage beneficially owned, the number of shares of each class of stock deemed outstanding include 16,961,200 common shares outstanding as of February 5, 2008.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

A.	Identification of Directors and Executive Officers. The current officers and directors will serve for one year or until their respective successors are elected and qualified. They are:

Name	Age	Position
Richard J. DeCicco	50	President, Secretary and Director
Mark A. Wood	58	Director
Daniel L. Martinez	50	Director
James R. Tarrant	54	Chief Operating Officer
William Blacker	64	Chief Financial Officer , Vice President Finance and Administration

Richard J. DeCicco

Richard J. DeCicco has served as our President since May 2007. Mr. DeCicco served as President of Harbrew Imports, Ltd. since its inception in September 1999. For over thirty years, he has been a senior executive and thought leader in the Wine and Spirits Industry. In addition to having been the National provider for The Paddington Corporation Brands through the 90’s, Mr. DeCicco pioneered what is now known within the field as Value Added Packaging. Mr. DeCicco’s creativity, market savvy and brand development knowledge has dramatically increased sales and brand recognition for Bailey’s, SKYY and J&B Scotch.

William S. Blacker

On October 26, 2007, William S. Blacker was appointed Chief Financial Officer of the Company, having previously served as Vice President of Finance and Administration beginning on October 1, 2007.   Previously, from November 2002 to September 2007, Mr. Blacker served as the Senior Vice President of Israel Humanitarian Foundation, a non-profit organization, where he was responsible for treasury and accounting functions.  From 1999 through 2002, Mr. Blacker served as Vice President at Harbor Industries (U.S) Ltd., a Spirits company. Mr. Blacker received a B.S. in Accounting from Long Island University and completed an Executive Program at Columbia University.

James R. Tarrant

On August 27, 2007, James R. Tarrant was appointed Chief Operating Officer of the Company. Previously, from August 1996 to August 2007, Mr. Tarrant served as Vice President of Sales of Eber Bros. Wines and Liquors, where he was responsible for sales in metro New York. Previously, from 1995 through 1996, Mr. Tarrant was the President of Star Liquor Dealers based in Syosset, Long Island. Mr. Tarrant attended Hunter College in New York City.

Mark A. Wood

Mark A. Wood has served as a director of Harbrew Imports Corp. since January 2007 and was appointed as our director in May 2007. Mr. Wood also served as Vice President of Harbrew Imports Corp from January 2007 through May 2007. Mr. Wood served as Vice President and Director of Interaxx Technologies, Inc. from September 2002 through May 2004. Mr. Wood currently services as Vice President and Director of Pantera Entertainment Holdings Group and Stassi Interaxx, Inc. Mr. Wood also serves as the Vice President and Director of Transglobal Logistics, Inc. a transportation holding company.

Daniel L. Martinez

Daniel L. Martinez has served as a director of Harbrew Imports Corp since January 2007 and was appointed as our director in May 2007. Mr. Martinez also serves as Executive Vice President of Trans Global Logistics, a transportation and logistics company based in Bonita Springs, Florida. Mr. Martinez also served as the President of Stassi Interaxx, a hardware development company in Boca Raton, Florida.

(c)	Family Relationships.

None.

(d)	Involvement in Certain Legal Proceedings.

None of our officers and directors are parties to any litigation and have not been involved in any litigation during the prior five years that are material to an evaluation of the ability or integrity of the officer of director.

ITEM 6. EXECUTIVE COMPENSATION.

Director Compensation

Directors do not currently receive any cash compensation in connection with their services. Outside directors are entitled to receive grants of common stock or options to purchase common stock through our stock option plan at the discretion of the board of directors. We reimburse all directors for certain expenses in connection with attendance at board meetings.

Executive Compensation
Summary Compensation Table (1)

Name & Principal Position	Year	Salary ($)	All Other Compensation ($)	Total ($)
Richard J. DeCicco	2007 2006	88,600 0	0 0	88,600 0
James Tarrant	2007 2006	73,558 0	0 0	73,558 0
William S. Blacker	2007 2006	34,615 0	0 0	34,615 0

(1) As permitted under the rules promulgated by the Securities and Exchange Commission, this table omits columns that are not applicable.

Employment/Consulting Agreements

On October 1, 2007, the Company entered into an employment agreement with William Blacker. The agreement provides for a term of 3 years, commencing on October 1, 2007. The term can be extended by a written agreement of the parties. The Company agreed to issue options to purchase shares of its common stock to Mr. Blacker if a public offering is consummated, as follows: (A) upon execution of the agreement, 100,000 options at an exercise price of $0.05 per share; (B) on October 1, 2008, 100,000 options at an exercise price of $.15; and (C) 100,000 options at an exercise price of $.75 per share.   Pursuant to the terms of the agreement, Mr. Blacker will receive an annual salary of $150,000.Mr. Blacker has the right to terminate the agreement upon 60 days notice to the Company for any reason.  The agreement further provides that if the agreement is terminated for any reason other than willful malfeasance by Mr. Blacker, Mr. Blacker shall be entitled to receive severance pay in the amount of 6 months or the balance of the agreement’s term of existence, whichever is greater, and shall receive all benefits under the agreement.

On January 23, 2008, we entered into an employment agreement with Richard DeCicco. The agreement provides for a term of 5 years commencing on January 1, 2008. The term can be extended by a written agreement of the parties. The agreement provides for an annual compensation ranging from $265,000 to $350,000. In addition, if the Company enters into an agreement and further sells any brand in the Company’s portfolio, Mr. DeCicco will receive 5% of such sales.  Mr. DeCicco is also entitled to incentive bonus compensation, stock and/or options in accordance with company policies established by the Board of Directors.  The agreement provides for the grant of a non-qualified ten year option to purchase up to 1,000,000 shares of common stock of the Company at an exercise price which shall represent a discount to the market price. The options shall be granted pursuant to the 2008 incentive and non-qualified stock option plan which the Company intends to implement. Mr. DeCicco has the right to terminate the agreement upon 60 days notice to the Company for any reason.  Pursuant to the terms of the agreement if Mr. DeCicco is absent from work because of illness or incapacity cumulatively for more than 2 months in addition to vacation time in any calendar year, the Company may terminate the agreement upon 30 days written notice. The agreement also provides that the agreement may be terminated upon 90 days notice to Mr. DeCicco if: (A) there is a sale of substantially of the Company’s assets to a single purchaser or group of associated purchasers; (B) there is a sale, exchange or disposition of 50% of the outstanding shares of the Company’s outstanding stock; (C) the Company terminates its business or liquidates its assets; or (D) there is a merger or consolidation of the Company in which the Company’s shareholders receive less than 50% of the outstanding voting shares of the new or continuing corporation. Mr. DeCicco shall be entitled to severance pay in the amount of 2 years compensation and medical and other benefits in the event of a termination of the agreement under certain circumstances.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

None

ITEM 8. DESCRIPTION OF SECURITIES.

COMMON STOCK

We are authorized to issue up to 100,000,000 shares of common stock, par value $.001.   As of February 5, 2008, there were 16,961,200 shares of common stock outstanding.   Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.  The election of directors requires a plurality of votes cast by our stockholders.  All other actions by our stockholders requires a majority of votes cast.  Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore. Upon the liquidation, dissolution, or winding up of our company, the holders of common stock are entitled to share ratably in all of our assets which are legally available for distribution after payment of all debts and other liabilities and liquidation preference of any outstanding common stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future without further stockholder approval.

PREFERRED STOCK

We are authorized to issue up to 20,000,000 shares of preferred stock, $.001 par value. The shares of preferred stock may be issued in series, and shall have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issuance of such stock adopted from time to time by the Board of Directors. The Board of Directors is expressly vested with the authority to determine and fix in the resolution or resolutions providing for the issuances of preferred stock the voting powers, designations, preferences and rights, and the qualifications, limitations or restrictions thereof, of each such series to the full extent now or hereafter permitted by the laws of the State of Florida.

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a)	Market Information. Our Common Stock is not trading on any stock exchange or market. We are not aware of any market activity in our stock.

(b)	Holders. As of February 5, 2008, there were 301 record holders of 16,961,200shares of our Common Stock.

(c)
Dividends. We have not paid any cash dividends to date and do not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for execution of the Company’s business, as set forth herein.

ITEM 2. LEGAL PROCEEDINGS.

On or about December 26, 2007, we were served with process in a breach of contract lawsuit commenced by Schwartz & Co., (“Schwartz”) in the Supreme Court of New York (Docket No. 6003962/07.  Schwartz is seeking damages of $43,000.  The complaint alleges that the plaintiff performed certain public relations on our behalf for which it did not receive certain agreed upon fees. We submitted an answer on January 23, 2008.

    The Company has been served in a lawsuit commenced by Connecticut Container Corp in the Supreme Court of the State of New York, County of Nassau (Docket No. 1458/08). The suit alleges that the Company has failed to make agreed payments for certain goods. The Plaintiff is seeking judgment in the amount of $31,693.39.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There are not and have not been any disagreements between us and our accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

The Company sold 34.75of units of securities at a price of $25,000 per unit for gross proceeds of $868,750.  Each Unit consists of (a) a 7% convertible promissory note in the principal amount of $25,000 which is convertible into shares of the Company’s common stock at a price of $0.50 per share and is due five years from the date of issuance; (b) a five-year warrant to purchase 50,000 shares of common stock exercisable at a price of $1.00 per share (the “Class A Warrant”); and (c)  a five-year warrant to purchase 50,000 shares of common stock exercisable at a price of  $1.50 per share (the “Class B Warrant”).  Interest on the convertible promissory notes is payable semiannually at the rate of 7% by issuance of additional notes.  In the event that the Company’s common stock is not trading on the OTC Bulletin Board, American Stock Exchange or the NASDAQ Stock Market one year from the date of issuance of the notes, the rate of interest increases to 14% retroactive to the date of issuance.  Basic Investors, Inc. (“Basic”), the placement agent of the offering, is entitled to a placement agent fee of 10% of the gross proceeds and a 3% non-accountable expense allowance.  Basic is also entitled to receive one Unit for each ten Units sold in the offering.

Convertible promissory notes were sold to 5 investors in October and November 2006 and provide that, if the Company provides the respective Holders with actual notice of completion of the merger between Harbrew Florida and Harbrew New York (which occurred May 17, 2007), the Holders are required to convert the notes and all accrued interest then owing into common stock at a Conversion Price of $1.50 per share.  If the share price of the common stock on the day that is 120 days after the commencement of trading of the shares on the OTC Bulletin Board or other such recognized exchange is less than $1.50 per share, then the Conversion Price will be adjusted to such price and the respective Holders will be issued the appropriate number of additional shares of common stock.

On or about June 10, 2007, the Company authorized the issuance of a total of 1,750,000 shares of common stock to 3 employees and 4 consultants in consideration of services rendered.  Later that month, the Company authorized the issuance of a total of 1,250,000 shares of common stock to designees of Basic for future services to be rendered by such designees pursuant to a Business Consulting Agreement executed with Basic.

On November 1, 2007, an aggregate of 120,000 shares of common stock were issued to three designees of Seven Cellos Ltd. for consulting services related to the license agreement entered into on April 26, 2007.

* All of the above offerings and sales were deemed to be exempt under rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the securities. The offerings and sales were made to a limited number of persons, all of whom were accredited investors, business associates of Harbrew Imports Ltd. or executive officers of Harbrew Imports Ltd., and transfer was restricted by Harbrew Imports Ltd. in accordance with the requirements of the Securities Act of 1933. In addition to representations by the above-referenced persons, we have made independent determinations that all of the above-referenced persons were accredited or sophisticated investors, and that they were capable of analyzing the merits and risks of their investment, and that they understood the speculative nature of their investment.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 607.0850 of the Florida Statutes, as amended (the “FS), permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations.  This section empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. This section further provides that to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Our Certificate of Incorporation (the “Charter”), provides that no current or former director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (a) for any breach of the director’s duty of loyalty to the Company or its stockholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under the appropriate section the FS; or (d) for any transaction from which the director derived any improper personal benefit. The Company’s Charter also authorizes the Company, to the fullest extent permitted by applicable law, to provide indemnification of, and advanced expenses to, the Company’s agents and any other persons to which the FS permits.

In accordance with Section 607.0850, the Company’s Bylaws provide that the Company shall indemnify its officers and directors, and any employee who serves as an officer or director of any corporation at the Company’s request. According to the Company’s Bylaws, directors and officers as well as employees and individuals may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

PART III

ITEM 1. INDEX TO EXHIBITS.

Exhibit Number	Description
3.1	Articles of Incorporation, as amended of Harbrew Imports Ltd. Corp.

3.2	Certificate of Incorporation, as amended, of Harbrew Imports Ltd.

3.3	Articles of Merger filed with Secretary of State of Florida

3.4	Amended and Restated Reorganization & Merger Agreement, filed May 17, 2007. (See Exhibit 3.3)

3.5	By-Laws

4.1	Form of Note

4.2	Form of Warrants

10.2	License Agreement between the Company and Seven Cellos, LLC, dated April 26, 2007

10.3	Exclusive Manufacturing Agreement between Sorrento Delizie Di de Luca Antonino, dated August 14, 2007

10.4	Discount Factoring Agreement between Capstone Business Credit, LLC and Harbrew Imports, Ltd. dated as of January 22, 2007

10.5	Purchase Order Financing Agreement between Harbrew Imports, Ltd. and Capstone Capital Group, I, LLC dated as of January 22, 2007

10.6	Letter Agreement among Harbrew Imports, Ltd., Capstone Capital Group, I, LLC and Capstone Capital Group, II, LLC.

10.7	First Amendment to Purchase Order Financing Agreement between Harbrew Imports, Ltd. and Capstone Capital Group, I, LLC dated as of October 25, 2007

10.8	First Amendment to Discount Factoring Agreement between Harbrew Imports, Ltd. and Capstone Business Credit, LLC dated as of October 25, 2007

10.9	Employment Agreement with Richard J. DeCicco dated January 23, 2008

10.10	Employment Agreement with William S. Blacker dated October 1, 2008

10.11	Addendum to Licence Agreement between Seven Cellos and Harbrew Imports, Ltd dated November 1, 2007

23.1	Consent of Independent Accounting Firm

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2008	HARBREW IMPORTS LTD.

	By:	/s/ Richard DeCicco
Richard DeCicco, Chief Executive Officer

HARBREW IMPORTS LTD. CORP.
Index to Financial Statements

Page
Report of Independent Registered Public Accounting Firm	F-2

Financial Statements:

Balance Sheets as of September 30, 2007 (Unaudited), December 31,
2006, and December 31, 2005	F-3

Statements of Operations for the nine months ended September 30, 2007 and 2006 (Unaudited) and for the years ended December 31,
2006 and 2005	F-4

Statements of Changes in Stockholders’ Equity (Deficiency)
for the years ended December 31, 2005 and 2006 and for the	F-5
nine months ended September 30, 2007 (Unaudited)

Statements of Cash Flows for the nine months ended September 30, 2007 and 2006 (Unaudited) and for the years ended December 31,
2006 and 2005	F-6

Notes to Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Harbrew Imports Ltd. Corp.

I have audited the accompanying balance sheets of Harbrew Imports Ltd. Corp. (the “Company”) as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholders’ equity (deficiency), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management.  My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harbrew Imports Ltd. Corp. as of December 31, 2006 and 2005 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company’s present financial situation raises substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to this matter are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

__________________________
Michael T. Studer CPA P.C.

Freeport, New York
October 5, 2007 (except for the second paragraph of Note 8 and Note 9, as to which the date is February 4, 2008)

Harbrew Imports Ltd. Corp.

Balance Sheets

	September 30,	December 31,
	2007	2006	2005
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$20,316	$26,045	$17,789
Accounts receivable, net	275,563	159,270	186,102
Inventories	972,480	705,806	443,409
Prepaid expenses and other current assets	673,579	217,287	218,081

Total current assets	1,941,938	1,108,408	865,381

Property, plant and equipment, net	-	-	14,862

Restricted cash and cash equivalents	106,286	106,286	100,000

Total assets	$2,048,224	$1,214,694	$980,243

Liabilities and Stockholders' Equity (Deficiency)

Current liabilities:
Current portion of debt	$2,699,185	$394,791	$46,771
Negative bank account balance	35,940	13,338	-
Accounts payable	887,791	654,791	409,095
Accrued expenses	260,404	192,968	41,865

Total current liabilities	3,883,320	1,255,888	497,731

Long term debt	1,724,547	1,359,243	631,603

Total liabilities	5,607,867	2,615,131	1,129,334

Stockholders' equity (deficiency):
Preferred stock, $.001 par value; authorized
20,000,000 shares, none issued and outstanding	-	-	-
Common stock, $.001 par value; authorized 100,000,000
shares, issued and outstanding 15,903,283,
12,457,944, and 12,457,944 shares, respectively	15,903	12,458	12,458
Additional paid-in capital	272,907	(9,278)	(9,278)
Retained earnings (deficit)	(3,848,453)	(1,403,617)	(152,271)

Total stockholders' equity (deficiency)	(3,559,643)	(1,400,437)	(149,091)

Total liabilities and stockholders' equity (deficiency)	$2,048,224	$1,214,694	$980,243

See notes to financial statements.

Harbrew Imports Ltd. Corp.

Statements of Operations

	Nine Months Ended
	September 30,		Year Ended December 31,
	2007	2006	2006	2005
	(Unaudited)

Sales	$713,078	$793,089	$1,250,527	$1,342,633

Cost of goods sold	532,657	555,295	769,511	868,508

Gross profit	180,421	237,794	481,016	474,125

Selling, general and administrative
expenses	2,160,688	1,017,648	1,731,646	1,403,021

Income (loss) from operations	(1,980,267)	(779,854)	(1,250,630)	(928,896)

Gain from settlement of termination
of distribution agreement	-	-	-	2,015,093
Interest income	-	-	6,286	-
Interest expense	(314,569)	-	(7,002)	(12,272)
Merger fee	(150,000)	-	-	-

Income (loss) before income taxes	(2,444,836)	(779,854)	(1,251,346)	1,073,925

Income taxes	-	-	-	-

Net income (loss)	$(2,444,836)	$(779,854)	$(1,251,346)	$1,073,925

Net income (loss) per share -
basic and diluted	$(0.18)	$(0.06)	$(0.10)	$0.09

Weighted average number of shares
outstanding - basic and diluted	13,789,952	12,457,944	12,457,944	12,457,944

See notes to financial statements.

Harbrew Imports Ltd. Corp.

Statements of Changes in Stockholders' Equity  (Deficiency)

					b Total
	Common Stock,		Additional	Retained	Stockholders'
	$.001 Par Value		Paid-In	Earnings	Equity
	Shares	Amount	Capital	Deficit	(Deficiency)

Balances, December 31, 2004	12,457,944	$12,458	$(9,278)	$(1,226,196)	$(1,223,016)

Net income	-	-	-	1,073,925	1,073,925

Balances, December 31, 2005	12,457,944	12,458	(9,278)	(152,271)	(149,091)

Net loss	-	-	-	(1,251,346)	(1,251,346)
					-
Balances, December 31, 2006	12,457,944	12,458	(9,278)	(1,403,617)	(1,400,437)

Unaudited:

Merger on May 17, 2007	1,382,839	1,383	(1,383)	-	-
Shares issued for services	2,062,500	2,062	204,188	-	206,250
Fair value of warrants included
in sales of Units	-	-	79,380	-	79,380
Net loss	-	-	-	(2,444,836)	(2,444,836)

Balances, September 30, 2007	15,903,283	$15,903	$272,907	$(3,848,453)	$(3,559,643)

See notes to financial statements.

Harbrew Imports Ltd. Corp.

Statements of Cash Flows

	Nine Months Ended
	September 30,		Year Ended December 31,
	2007	2006	2006	2005
	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(2,444,836)	$(779,854)	$(1,251,346)	$1,073,925
Adjustments to reconcile net income
(loss) to net cash provided by (used in)
operating activities:
Depreciation	3,009	201	16,862	36,381
Amortization of debt discounts
charged to interest expense	5,070	-	-	-
Stock-based compensation	206,250	-	-	-
Changes in operating assets and liabilities:
Accounts receivable, net	(116,293)	22,939	26,832	939,748
Inventories	(266,674)	(168,818)	(262,397)	484,962
Prepaid expenses and other current assets	(456,292)	120,674	794	(138,028)
Restricted cash and cash equivalents	-	-	(6,286)	-
Negative bank account balance	22,602	-	13,338	-
Accounts payable	233,000	98,056	245,696	(421,577)
Accrued expenses and other current
liabilities	67,436	83	151,103	(2,140,868)

Net cash provided by (used in)
operating activities	(2,746,728)	(706,719)	(1,065,404)	(165,457)

Cash flows from investing activities:
Property, plant and equipment additions	(3,009)	-	(2,000)	-

Cash flows from financing activities:
Increases in debt, net	2,779,300	748,000	1,101,031	156,934
Repayment of debt	(35,292)	(21,112)	(25,371)	(13,791)

Net cash provided by (used in)
financing activities	2,744,008	726,888	1,075,660	143,143

Increase (decrease) in cash and
cash equivalents	(5,729)	20,169	8,256	(22,314)

Cash and cash equivalents, beginning of period	26,045	17,789	17,789	40,103

Cash and cash equivalents, end of period	$20,316	$37,958	$26,045	$17,789

Supplemental disclosures of cash flow information:

Interest paid	$288,290	$-	$4,016	$12,272

Income taxes paid	$-	$-	$-	$-

See notes to financial statements.

Harbrew Imports Ltd. Corp.
Notes to Financial Statements
(Information as of and for the Nine Months Ended September 30, 2007 and 2006 is Unaudited)

1.	ORGANIZATION AND NATURE OF BUSINESS

Harbrew Imports Ltd. Corp. (“Harbrew Florida”) was incorporated in Florida on January 4, 2007 under the name Stassi Harbrew Imports Corp. pursuant to the Bankruptcy Court Approved Reorganization Plan for the Stassi Interaxx, Inc. (“Stassi”) Reorganization approved on December 29, 2006.  On May 17, 2007, Harbrew Florida (the surviving corporation) and Harbrew Imports, Ltd. (“Harbrew New York”), a New York corporation incorporated on September 8, 1999, merged.  Pursuant to the Amended and Restated Reorganization & Merger Agreement dated April 10, 2007, 288 creditors and shareholders of Stassi were issued 1,382,839 shares of Harbrew Florida’s common stock and the two shareholders of Harbrew New York were issued 12,457,944 shares of Harbrew Florida’s common stock.

Prior to the merger on May 17, 2007, Harbrew Florida had no assets, liabilities, or business operations.  Accordingly, the merger has been treated for accounting purposes as a recapitalization by the accounting acquirer Harbrew New York and the financial statements reflect the assets, liabilities, and operations of Harbrew New York from its inception on September 8, 1999 to May 17, 2007 and Harbrew Florida thereafter.  Harbrew New York (to May 17, 2007) and Harbrew Florida thereafter are hereafter referred to as the “Company”.

The Company sells various liquor products in North America under exclusive distribution agreements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The financial statements have been prepared on a “going concern” basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.  However, as of September 30, 2007, the Company had negative working capital of $1,941,382 and a stockholders’ deficiency of $3,559,643.  Further, from inception to September 30, 2007, the Company incurred losses of $3,848,453.  These factors create uncertainty as to the Company’s ability to continue as a going concern.  The Company plans to improve its financial condition by obtaining new financing.  Also, the Company plans to offer new products to attain profitable operations.  However, there is no assurance that the Company will be successful in accomplishing these objectives.  The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Harbrew Imports Ltd. Corp.
Notes to Financial Statements
(Information as of and for the Nine Months Ended September 30, 2007 and 2006 is Unaudited)

(b)	Interim Financial Information

The accompanying interim financial information as of September 30, 2007 and for the nine months ended September 30, 2007 and 2006 are unaudited.  However, in the opinion of management, such information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation.  The results of operations for the nine months ended September 30, 2007 are not necessarily indicative of those to be expected for the year ending December 31, 2007.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Actual results could differ from those estimates.

(d)	Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, net, current portion of debt, negative bank account balance, accounts payable, accrued expenses, and long term debt.  The fair value of these financial instruments approximate their carrying amounts reported in the balance sheets due to the short term maturity of these instruments.

(e)	Cash and Cash Equivalents

The Company considers all liquid investments purchased with original maturities of three months or less to be cash equivalents.

(f)	Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market, with due consideration given to obsolescence and to slow moving items.

(g)	Property, Plant, and Equipment, Net

Property, plant, and equipment, net is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets.

Harbrew Imports Ltd. Corp.
Notes to Financial Statements
(Information as of and for the Nine Months Ended September 30, 2007 and 2006 is Unaudited)

(h)	Revenue Recognition

Revenue from product sales is recognized when the product is shipped to a customer, title and risk of loss has passed to the customer in accordance with the terms of sale, and collection is reasonably assured.

(i)	Advertising

Advertising costs are expensed as incurred.

(j)	Stock-Based Compensation

Stock-based compensation is accounted for at fair value in accordance with SFAS Nos. 123 and 123R.

(k)	Income Taxes

Income taxes are accounted for under the assets and liability method.  Current income taxes are provided in accordance with the laws of the respective taxing authorities.  Deferred income taxes are provided for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.   Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is not more likely than not that some portion or all of the deferred tax assets will be realized.

(l)	Net Income (Loss) per Share

Basic net income (loss) per common share is computed on the basis of the weighted average   number of common shares outstanding during the period.

Diluted net income (loss) per share is computed on the basis of the weighted average number of common shares and dilutive securities (such as stock options and convertible Securities) outstanding.  Dilutive securities having an anti-dilutive effect on diluted net income (loss) per share are excluded from the calculation.

Harbrew Imports Ltd. Corp.
Notes to Financial Statements
(Information as of and for the Nine Months Ended September 30, 2007 and 2006 is Unaudited)

3.	INVENTORIES

Inventories consist of:

	September 30,	December 31,
	2007	2006	2005
	(Unaudited)

Hot Irishman (Irish coffee) brand	$208,658	$222,793	$-
George Vesselle (champagne) brand	140,158	168,946	10,242
Molly's (Irish cream liqueur) brand	115,870	160,226	255,021
Glen Master (scotch) brand	75,919	82,609	67,872
Lion Gri (wine) brand	12,417	29,933	38,188
Yanjing (beer) brand	38,904	22,763	32,575
Danny Devito's Limoncello (liqueur) brand	50,505	-	-
Wines	260,927	-	-
Other	69,122	18,536	39,511

Total	$972,480	$705,806	$443,409

4.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of:

	September 30,	December 31,
	2007	2006	2005
	(Unaudited)

Vehicles	$126,295	$126,295	$126,295
Office equipment	11,717	8,717	6,717

Total	138,012	135,012	133,012

Accumulated depreciation	(138,012)	(135,012)	(118,150)

Net	$-	$-	$14,862

Harbrew Imports Ltd. Corp.
Notes to Financial Statements
(Information as of and for the Nine Months Ended September 30, 2007 and 2006 is Unaudited)

5.	DEBT

      Debt consists of:

	September 30,	December 31,
	2007	2006	2005
	(Unaudted)

Due under Purchase Order Financing
Agreement	$2,362,144	$153,031	$-
Due under Discount Factoring Agreement	79,515	-	-
Convertible notes, interest at 7%, due
July 2, 2012 to August 27, 2012 - net of
$178,810 unamortized discounts	346,190	-	-
Convertible promissory notes, interest at 10%,
due October 25, 2007 to November 27, 2007	200,000	200,000	-
Due Donald Chadwell (owner of 6,228,972
shares of common stock), interest at 0%,
no repayment terms	748,000	748,000	-
Due Richard DeCicco (officer, director, and
owner of 6,228,972 shares of common
stock) and affiliates, interest at 0%,
no repayment terms	630,357	610,185	623,678
Due lender, interest at 6%, due on demand	50,000	-	-
Due lender, interest at 0%, due on demand	-	24,603	24,603
Notes payable secured by vehicles	7,526	18,215	30,093

Total	4,423,732	1,754,034	678,374

Less current portion of debt	(2,699,185)	(394,791)	(46,771)
Long term debt	$1,724,547	$1,359,243	$631,603

Harbrew Imports Ltd. Corp.
Notes to Financial Statements
(Information as of and for the Nine Months Ended September 30, 2007 and 2006 is Unaudited)

The Purchase Order Financing Agreement was dated January 22, 2007, has a term of two years, and provides for advances of credit from Capstone Capital Group I, LLC (the “Secured Party”) to the Company.  Among other things, the agreement provides for fees to the Secured
Party equal to 2.5% for the first 30 days (or part thereof) that each advance is outstanding and 1.25% for every 14 days (or part thereof) that such advance remains outstanding, subject to minimum fees of $325,000 for the first year and $425,000 for the second year of the agreement.  Repayment of the advances are due the earlier of 60 days from the date of an advance or the day on which any of the goods which are the subject of such advance are shipped to a buyer.  Obligations to the Secured Party are collateralized by substantially all the assets of the Company and have been guaranteed by Richard DeCicco.

The Discount Factoring Agreement was dated January 22, 2007 and provides for financing of certain Company accounts receivable by Capstone Business Credit, LLC (the “Factor”).  Among other things, the agreement provides for commissions to the Factor equal to 2% for the first 30 days (or part thereof) that each such account receivable is outstanding and 1% for every 14 days (or part thereof) thereafter that such account receivable remains outstanding, subject to minimum commissions of $420,000 for the first year and $540,000 for the second year of the agreement.  Obligations to the Factor under the agreement are collateralized by substantially all the assets of the Company and have been guaranteed by Richard DeCicco.  The agreement may be terminated by either party upon the giving of not less than 30 days prior written notice of termination to the other party.

Fees and commissions charged pursuant to the Purchase Order Financing Agreement and the Discount Factoring Agreement are included in interest expense in the accompanying statements of operations.

       At September 30, 2007 (unaudited), convertible notes consisted of:

Convertible notes - face amount (convertible
into a total of up to 1,050,000 shares of
common stock)	$525,000

Discounts relating to the fair value of the warrants
included in the sale of Units ($79,380) and the
costs relating to the sale of Units ($104,500),
net of accumulated amortization of $5,070	(178,810)

Convertible notes, net of unamortized discounts	$346,190

Harbrew Imports Ltd. Corp.
Notes to Financial Statements
(Information as of and for the Nine Months Ended September 30, 2007 and 2006 is Unaudited)

On July 20, 2007, the Company commenced a private placement offering of up to 60 Units of securities at a price of $25,000 per Unit to accredited investors.  Each Unit consists of (a) a 7% convertible promissory note in the principal amount of $25,000 which is convertible into shares of the Company’s common stock at a price of $0.50 per share and is due five years from the date of issuance; (b) a five-year warrant to purchase 50,000 shares of common stock exercisable at a price of $1.00 per share (the “Class A Warrant”); and (c)  a five-year warrant to purchase 50,000 shares of common stock exercisable at a price of  $1.50 per share (the “Class B Warrant”).  Interest on the convertible promissory notes is payable semiannually at the rate of 7% by issuance of additional notes.  In the event that the Company’s common stock is not trading on the OTC Bulletin Board, American Stock Exchange or the NASDAQ Stock Market one year from the date of issuance of the notes, the rate of interest increases to 14% retroactive to the date of issuance.  Basic Investors, Inc. (“Basic”), the placement agent of the offering, is entitled to a placement agent fee of 10% of the gross proceeds and a 3% non-accountable expense allowance.  Basic is also entitled to receive one Unit for each ten Units sold in the offering.

On July 2, 2007, the Company sold 10 Units to Basic and affiliates for gross proceeds of $250,000.  The warrants (to purchase up to 1,000,000 shares of Company common stock) included in the Units were valued at $37,800 using the Black-Scholes option pricing model and the following assumptions: $.10 stock price, risk free interest rate of 4%, volatility of 100%, and term of five years.  The discount attributable to the $37,800 fair value of the warrants and the $12,500 costs relating to the sale are being amortized over the convertible notes’ term of five years as interest expense.  No compensation was due Basic in connection with these sales.

On August 27, 2007, the Company closed on the sale of an additional 10 Units for gross proceeds of $250,000 and issued 1 Unit to Basic as part of their compensation.  The discount attributable to the $41,580 fair value of the warrants (to purchase up to 1,100,000 shares of Common common stock) included in the Units (valued using the same assumptions described in the preceding paragraph) and the $92,000 costs relating to the sale are being amortized over the convertible notes’ term of five years as interest expense.

The convertible promissory notes were sold to 5 investors in October and November 2006 and provide that, if the Company provides the respective Holders with actual notice of completion of the merger between Harbrew Florida and Harbrew New York (which occurred May 17, 2007), the Holders are required to convert the notes and all accrued interest then owing into common stock at a Conversion Price of $1.50 per share.  If the share price of the common stock on the day that is 120 days after the commencement of trading of the shares on the OTC Bulletin Board or other such recognized exchange is less than $1.50 per share, then the Conversion Price will be adjusted to such price and the respective Holders will be issued the appropriate number of additional shares of common stock.

Harbrew Imports Ltd. Corp.
Notes to Financial Statements
(Information as of and for the Nine Months Ended September 30, 2007 and 2006 is Unaudited)

6. STOCKHOLDERS’ EQUITY

In the year ended December 31, 2005, Richard DeCicco (the then sole stockholder of the Company) sold 50% of his shares of common stock to Donald Chadwell.

Pursuant to the merger on May 17, 2007 (see Note 1), the Company issued 1,382,839 shares of common stock (representing approximately 10% of the issued and outstanding shares of Company common stock after the merger) to the 288 creditors and stockholders of Stassi.

In June 2007, the Company authorized the issuance of a total of 1,750,000 shares of common stock to 3 employees and 4 consultants in consideration of services rendered.  The Company has reflected this issuance in the accompanying statement of operations for the nine months ended September 30, 2007 as a selling, general and administrative expense at the estimated fair value of the shares of $175,000.

On June 28, 2007, the Company authorized the issuance of a total of 1,250,000 shares of common stock to designees of Basic Investors, Inc. (“Basic”) for future services to be rendered by such designees pursuant to a Business Consulting Agreement executed with Basic.  The Company is expensing the $125,000 estimated fair value of these shares (and recognizing the issuance of the 1,250,000 shares) over the one year term of the Business Consulting Agreement.

7.	INCOME TAXES

From September 8, 1999 (inception) to December 31, 2006, the Company filed its Federal and New York income tax returns as an S Corporation.  Accordingly, the net income (loss) of the Company for this period was includible in the tax returns of the Company shareholders and the Company was not subject to income tax.

Commencing in 2007, the Company will file its income tax returns as a C corporation.  No provision for income taxes was recorded in the nine months ended September 30, 2007 since the Company incurred a net loss in this period.

Based on management’s present assessment, the Company has not yet determined it to be more likely than not that a deferred tax asset of $831,244 attributable to the future utilization of the $2,444,836 net operating loss carryforward as of September 30, 2007 will be realized.  Accordingly, the Company has provided a 100% allowance against the deferred tax asset in the financial statements at September 30, 2007.  The Company will continue to review this valuation allowance and make adjustments as appropriate.  The $2,444,836 net operating loss carryforward expires in 2027.

Harbrew Imports Ltd. Corp.
Notes to Financial Statements
(Information as of and for the Nine Months Ended September 30, 2007 and 2006 is Unaudited)

Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs.  Therefore, the amount available to offset future taxable income may be limited.

8.   COMMITMENTS AND CONTINGENCIES

Rental agreement – The Company occupies its facilities in Freeport, New York under a month to month agreement at a monthly rent of $14,350.  For the nine months ended September 30, 2007 and 2006 (unaudited) and for the years ended December 31, 2006 and 2005, rent expense was $142,609, $94,466, $127,266, and $125,799, respectively.

License agreement – On April 26, 2007, the Company entered into an exclusive License Agreement with Seven Cellos, LLC, pursuant to which the Company was granted a limited license of certain rights in and to Danny DeVito’s name, likeness and biography for use by the Company in connection with the Danny DeVito Premium Limoncello.  The term of the Agreement continues through perpetuity unless the agreement is terminated.  In consideration for the license, the Company agreed to pay royalties as follows: (a) 5% of net profits to Behr Abrahamson & Kaller, LLP (“BAK”), (b) a payment of 50% of the remaining net profits to Danny DeVito after the payment described above; and (c) a payment of 2% of net profits to Sichenzia Ross Friedman Ference LLP after payment of 50% of net profits to Danny DeVito.  In addition, the Company granted a warrant to purchase 100,000 shares of the Company at an exercise price equal to the lower of $1.00 per share or 85% of the 30 day average bid and ask price.  The Company also granted a warrant to BAK to purchase 20,000 shares of the Company at an exercise price equal to the lower of $1.00 per share or 85% of the 30 day average bid and ask price.  Danny DeVito agreed to use reasonable efforts to be available for a reasonable number of promotional appearances during each consecutive 12 month period, the duration of which shall not exceed 2 days.  Pursuant to the agreement, Danny DeVito granted the Company a right of first refusal for a period of 5 years to license any other liquor, spirit or alcoholic beverage which Danny DeVito may determine to endorse or develop.  A condition precedent to Danny DeVito’s performance under the agreement are subject to the Company applying for a trademark for the brand name “Danny DeVito’s Premium Limoncello” with Danny DeVito being designated as 50% co-owner of such trademark.

9.	SUBSEQUENT EVENTS

On November 8, 2007, the Company closed on the sale of an additional 14.75 Units (see note 5) for gross proceeds of $368,750 and issued 1.475 Units to Basic as part of their compensation.  The net proceeds to the Company, after deducting $47,938 placement agent fees paid to Basic, was $320,812.  The 16.225 Units consist of a total of $405,625 face value of convertible notes (convertible into a total of up to 811,250 shares of common stock) and warrants to purchase up to 1,622,500 shares of common stock.

Harbrew Imports Ltd. Corp.
Notes to Financial Statements
(Information as of and for the Nine Months Ended September 30, 2007 and 2006 is Unaudited)

On October 1, 2007, the Company entered into an employment agreement with its chief financial officer William Blacker.  The agreement provides for a term of 3 years, commencing on October 1, 2007.  The term can be extended by a written agreement of the parties.  The Company agreed to issue options to purchase shares of its common stock to Mr. Blacker if a public offering is consummated, as follows: (A) upon execution of the agreement, 100,000 options at an exercise price of $0.05 per share; (B) on October 1, 2008, 100,000 options at an exercise price of $.15; and (C) on October 1, 2009, 100,000 options at an exercise price of $.75 per share.  Pursuant to the terms of the agreement, Mr. Blacker will receive an annual salary of $150,000.  Mr. Blacker has the right to terminate the agreement upon 60 days notice to the Company for any reason.  The agreement further provides that if the agreement is terminated for any reason other than willful malfeasance by Mr. Blacker, Mr. Blacker shall be entitled to receive severance pay in the amount of 6 months or the balance of the agreement’s term of existence, whichever is greater, and shall receive all benefits under the agreement.

On January 23, 2008, the Company entered into an employment agreement with its chief executive officer Richard DeCicco.  The agreement provides for a term of 5 years, commencing on January 1, 2008.  The term can be extended by a written agreement of the parties.  The agreement provides for annual compensation ranging from $265,000 to $350,000.  In addition, if the Company enters into an agreement and further sells any brand in the company’s portfolio, Mr. DeCicco will receive 5% of such sale.  Mr. DeCicco is also entitled to incentive bonus compensation, stock and/or options in accordance with Company policies established by the Board of Directors.  The agreement provides for the grant of a non-qualified ten year option to purchase up to 1,000,000 shares of common stock of the Company at an exercise price which shall represent a discount to the market price.  The options shall be granted pursuant to the 2008 incentive and non-qualified stock option plan which the Company intends to implement.  Mr. DeCicco has the right to terminate the agreement upon 60 days notice to the Company for any reason.  Pursuant to the terms of the agreement, if Mr. DeCicco is absent from work because of illness or incapacity cumulatively for more than 2 months in addition to vacation time in any calendar year, the Company may terminate the agreement upon 30 days written notice.  The agreement also provides that the agreement may be terminated upon 90 days notice to Mr. DeCicco if: (A) there is a sale of substantially all of the Company’s assets to a single purchaser or group of associated purchasers; (B) there is a sale, exchange or disposition of 50% of the outstanding shares of the Company’s outstanding stock; (C) the Company terminates its business or liquidates its assets; or (D) there is a merger or consolidation of the Company in which the Company’s shareholders receive less than 50% of the outstanding voting shares of the new or continuing corporation.  Mr. DeCicco shall be entitled to severance pay in the amount of 2 years compensation and medical and other benefits in the event of a termination of the agreement under certain circumstances.